Exhibit 99.1

23 September 2025

ASX Announcement

DATE OF AGM AND CLOSING DATE FOR DIRECTOR NOMINATIONS

Alterity Therapeutics Limited (ASX:ATH, NASDAQ:ATHE) (Alterity or the Company) advises that, in accordance with ASX Listing Rule 3.13.1, its next Annual General Meeting (AGM) will be held at 11.00am (AEDT) on Friday 21 November 2025.

In addition, the closing date for the receipt of nominations from persons wishing to be considered for election as a director is Wednesday 1 October 2025. Any nominations must be received in writing no later than 5.00pm (AEST) on Wednesday 1 October 2025 at the Company’s registered office.

Shareholders will be advised of further details regarding the AGM in a separate Notice of Meeting, which will be provided to shareholders shortly. The Notice of Meeting will also be available on the ASX Company Announcements Platform and the Company’s website at www.alteritytherapeutics.com.

For further information, please contact:

/s/ Abby Macnish Niven
Abby Macnish Niven
CFO & Company Secretary

T: +61 3 9349 4906

E: cfo@alteritytx.com

Alterity Therapeutics Limited

Suite 4, Level 14, 350 Collins Street, Melbourne, VIC 3000 Australia

T: +61 (0)3 9349 4906 | www.alteritytherapeutics.com